

June 26, 2015

Via E-mail
Charles D. Boynton
Executive Vice President and Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, CA 95134

> **Re:** **SunPower Corporation**
> **Form 10-K for the Fiscal Year Ended December 28, 2014**
> **Filed February 24, 2015**
> **Form 10-Q for the Quarterly Period Ended March 29, 2015**
> **Filed April 30, 2015**
> **File No. 1-34166**

Dear Mr. Boynton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 28, 2014

Item 8. Financial Statements and Supplementary Data

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 87

1.	We note from page 19 that your project installations include a limited warranty of 10 years for defects in workmanship. Additionally, we note from page 20 that you "may incur large liquidated damages" on some of your projects. Please tell us whether you retain continuing involvement in your project installations and whether or not you transfer substantially all the risks and rewards of ownership to the buyers. As a related matter, please tell us whether your warranties include guarantees of system performance or uptime. For these types of projects, please tell us what impact these obligations have on your revenue recognition, including whether you defer revenue related to these obligations. Cite the accounting literature relied upon.

2.      We note from page 87 and 105 that you could be required to buy back a customer's system at fair value if certain minimum performance thresholds are not met for periods of up to two years. Please quantify for us the amount of deferred revenue related to these obligations.

Form 10-Q for the Quarterly Period Ended March 29, 2015

Net 10. Debt and Credit Sources

-4.50% Debentures due 2015, page 28

3.      We note the 4.50% debentures matured on March 15, 2015 and you paid holders an aggregate of $324.3 million in cash in connection with the settlement. We further note in the last paragraph of this section that during the three months ended March 29, 2015, you recognized a non-cash loss of $52.0 million, recorded in "Other, net" . . . to recognize the change in fair value prior to expiration of the embedded conversion option. Please reconcile this amount to the disclosures of "Other, net" on the statements of operations on page 4 and in the table for other expense, net in MD&A on page 44.

-Project Financing, page 30

4.      We note that in October 2014 you entered into a $377 million credit facility (Quinto Credit Facility) whose proceeds will be used primarily to fund the construction of the Quinto Project. As of December 28, 2014 and March 29, 2015, you had outstanding borrowings of $61.5 million and $128.8 million, respectively. According to the statement of cash flows, during the quarter ended March 29, 2015 proceeds from issuance of project loans, net of issuance costs were $90 million. Please reconcile the difference between the change in Quinto credit facility borrowings of $67 million with the statement of cash flows.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters.  You may also contact me at (202) 551-3671.

Sincerely,

/s/ Lynn Dicker for

Martin James
Senior Assistant Chief Accountant